SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

Eos Energy Enterprises, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

29415C 101

(CUSIP Number)

November 16, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29415C 101	13D	Page 2 of 17 Pages

1.	NAMES OF REPORTING PERSONS AltEnergy LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC; OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,777,925(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,777,925(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,777,925(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.6%(2)
14.	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Represents the sum of: (i) 6,681,175 shares of Common Stock (as defined below) issued pursuant to the Merger Agreement (as defined below), and (ii) 96,750 PIPE Shares (as defined below).

(2)	For purposes of calculating beneficial ownership of the Reporting Persons, the total number of shares of Common Stock deemed outstanding is 49,813,547, as reported by the Issuer in its Current Report on Form 8-K, filed on November 20, 2020.

CUSIP No. 29415C 101	13D	Page 3 of 17 Pages

1.	NAMES OF REPORTING PERSONS AltEnergy Storage LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC; OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,777,925(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,777,925(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,777,925(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.6%(2)
14.	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Represents the sum of: (i) 6,681,175 shares of Common Stock issued pursuant to the Merger Agreement, and (ii) 96,750 PIPE Shares.

(2)	For purposes of calculating beneficial ownership of the Reporting Persons, the total number of shares of Common Stock deemed outstanding is 49,813,547, as reported by the Issuer in its Current Report on Form 8-K, filed on November 20, 2020.

CUSIP No. 29415C 101	13D	Page 4 of 17 Pages

1.	NAMES OF REPORTING PERSONS AltEnergy Storage II LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC; OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,777,925(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,777,925(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,777,925(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.6%(2)
14.	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Represents the sum of: (i) 6,681,175 shares of Common Stock issued pursuant to the Merger Agreement, and (ii) 96,750 PIPE Shares.

(2)	For purposes of calculating beneficial ownership of the Reporting Persons, the total number of shares of Common Stock deemed outstanding is 49,813,547, as reported by the Issuer in its Current Report on Form 8-K, filed on November 20, 2020.

CUSIP No. 29415C 101	13D	Page 5 of 17 Pages

1.	NAMES OF REPORTING PERSONS AltEnergy Storage V LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC; OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,777,925(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,777,925(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,777,925(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.6%(2)
14.	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Represents the sum of: (i) 6,681,175 shares of Common Stock issued pursuant to the Merger Agreement, and (ii) 96,750 PIPE Shares.

(2)	For purposes of calculating beneficial ownership of the Reporting Persons, the total number of shares of Common Stock deemed outstanding is 49,813,547, as reported by the Issuer in its Current Report on Form 8-K, filed on November 20, 2020.

CUSIP No. 29415C 101	13D	Page 6 of 17 Pages

1.	NAMES OF REPORTING PERSONS AltEnergy Storage VI LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC; OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,777,925(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,777,925(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,777,925(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.6%(2)
14.	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Represents the sum of: (i) 6,681,175 shares of Common Stock issued pursuant to the Merger Agreement, and (ii) 96,750 PIPE Shares.

(2)	For purposes of calculating beneficial ownership of the Reporting Persons, the total number of shares of Common Stock deemed outstanding is 49,813,547, as reported by the Issuer in its Current Report on Form 8-K, filed on November 20, 2020.

CUSIP No. 29415C 101	13D	Page 7 of 17 Pages

1.	NAMES OF REPORTING PERSONS AltEnergy Storage Bridge LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC; OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,777,925(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,777,925(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,777,925(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.6%(2)
14.	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Represents the sum of: (i) 6,681,175 shares of Common Stock issued pursuant to the Merger Agreement, and (ii) 96,750 PIPE Shares.

(2)	For purposes of calculating beneficial ownership of the Reporting Persons, the total number of shares of Common Stock deemed outstanding is 49,813,547, as reported by the Issuer in its Current Report on Form 8-K, filed on November 20, 2020.

CUSIP No. 29415C 101	13D	Page 8 of 17 Pages

1.	NAMES OF REPORTING PERSONS AltEnergy Transmission LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC; OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,777,925(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,777,925(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,777,925(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.6%(2)
14.	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Represents the sum of: (i) 6,681,175 shares of Common Stock issued pursuant to the Merger Agreement, and (ii) 96,750 PIPE Shares.

(2)	For purposes of calculating beneficial ownership of the Reporting Persons, the total number of shares of Common Stock deemed outstanding is 49,813,547, as reported by the Issuer in its Current Report on Form 8-K, filed on November 20, 2020.

CUSIP No. 29415C 101	13D	Page 9 of 17 Pages

1.	NAMES OF REPORTING PERSONS AltEnergy Storage Bridge Phase II LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC; OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,777,925(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,777,925(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,777,925(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.6%(2)
14.	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Represents the sum of: (i) 6,681,175 shares of Common Stock issued pursuant to the Merger Agreement, and (ii) 96,750 PIPE Shares.

(2)	For purposes of calculating beneficial ownership of the Reporting Persons, the total number of shares of Common Stock deemed outstanding is 49,813,547, as reported by the Issuer in its Current Report on Form 8-K, filed on November 20, 2020.

CUSIP No. 29415C 101	13D	Page 10 of 17 Pages

1.	NAMES OF REPORTING PERSONS Russell Stidolph
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC; OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 192,126(1)
	8.	SHARED VOTING POWER 6,777,925(2)
	9.	SOLE DISPOSITIVE POWER 192,126(1)
	10.	SHARED DISPOSITIVE POWER 6,777,925(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,970,051(1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.9%(3)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Represents 192,126 shares underlying vested stock options.

(2)	Represents the sum of: (i) 6,681,175 shares of Common Stock issued pursuant to the Merger Agreement, and (ii) 96,750 PIPE Shares.

(3)	For purposes of calculating beneficial ownership of the Reporting Persons, the total number of shares of Common Stock deemed outstanding is the sum of (i) 49,813,547, as reported by the Issuer in its Current Report on Form 8-K, filed on November 20, 2020 and (ii) 192,126 shares underlying vested stock options owned by Mr. Stidolph.

CUSIP No. 29415C 101	13D	Page 11 of 17 Pages

Item 1.	Security and Issuer.

The title and class of equity security to which this statement on Schedule 13D (this “Statement”) relates is the Common Stock, $0.0001 par value per share (“Common Stock”), of Eos Energy Enterprises, Inc. (the “Issuer” or the “Company”). The principal executive office of the Issuer is located at 3920 Park Avenue, Edison, New Jersey 08820.

Item 2.	Identity and Background.

(a)  This Statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (i) AltEnergy LLC, a Delaware limited liability company (“AltEnergy”); (ii) AltEnergy Storage LLC, a Delaware limited liability company (“AltEnergy I”); (iii) AltEnergy Storage II LLC, a Delaware limited liability company (“AltEnergy II”); (iv) AltEnergy Storage V LLC, a Delaware limited liability company (“AltEnergy V”); (v) AltEnergy VI LLC, a Delaware limited liability company (“AltEnergy VI”); AltEnergy Storage Bridge LLC, a Delaware limited liability company (“Bridge”); AltEnergy Transmission LLC, a Delaware limited liability company (“Transmission”); AltEnergy Storage Bridge Phase II LLC (“Bridge II”); and Russell Stidolph, a natural person (“Mr. Stidolph”).

Each of AltEnergy, AltEnergy I, AltEnergy II, AltEnergy V, AltEnergy VI, Bridge, Transmission, Bridge II and Mr. Stidolph is sometimes referred to herein as a “Reporting Person and, collectively, as the “Reporting Persons.” Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information by another Reporting Person.

(b)  The address of each Reporting Person is 137 Rowayton Avenue, Rowayton, CT 06853.

(c)  The principal business of the Reporting Persons is to make investments in other businesses. Mr. Stidolph’s principal occupation is founder and Managing Director of AltEnergy.

(d)  During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Stidolph is a citizen of the United States of America.

CUSIP No. 29415C 101	13D	Page 12 of 17 Pages

Item 3.	Source and Amount of Funds or Other Consideration

With the exception of the PIPE Shares (as defined below), the Reporting Persons acquired the securities reported herein as consideration in the Business Combination pursuant to the Merger Agreement.

The source of the funds for Bridge’s and Bridge II’s acquisition of the PIPE Shares was the working capital of Bridge and Bridge II, respectively.

The information set forth in Item 4 of this Statement is incorporated by reference into this Item 3.

Item 4.	Purpose of Transaction

Merger Agreement

On November 16, 2020, the Company consummated the transactions contemplated by that certain Agreement and Plan of Merger, dated September 7, 2020 (the “Merger Agreement”), by and among the Company, BMRG Merger Sub, LLC (“Merger Sub I”), BMRG Merger Sub II, LLC (“Merger Sub II”), Eos Energy Storage LLC (“Eos OpCo”), New Eos Energy LLC (“Eos HoldCo”) and AltEnergy VI. The transactions contemplated by the Merger Agreement are referred to herein collectively as the “Business Combination.”

At the closing of the Business Combination (the “Closing”), (1) Merger Sub I merged with and into Eos HoldCo, with Eos HoldCo continuing as the surviving company and a wholly-owned subsidiary of the Company, and (2) Eos HoldCo then merged with and into Merger Sub II, with Merger Sub II continuing as the surviving company and a wholly-owned subsidiary of the Company. At the effective time of the merger of Merger Sub I with and into Eos HoldCo: (i) all of the issued and outstanding limited liability company interests of Eos HoldCo, including those held by the Reporting Persons, were automatically cancelled and converted into the right to receive, among other things, shares of Common Stock in accordance with the terms and subject to the conditions set forth in the Merger Agreement, and (ii) each outstanding Eos Holdco option, including those held by Mr. Stidolph, were cancelled and converted into an option to purchase shares of Common Stock.

Pursuant to the Merger Agreement, the former equityholders of Eos HoldCo are required to indemnify the Company and certain others and save and hold each of them harmless against any damages and losses suffered, incurred or paid by them as a result of, arising out of or related to certain matters as set forth in the Merger Agreement. The Merger Agreement provides that, as a security for the indemnification obligations described in the Merger Agreement, the former equityholders of Eos HoldCo will assign, pledge and grant to the Company for the benefit of indemnitees under the Merger Agreement a continuing first priority security interest in and lien upon all right, title and interest of such unitholder in and to a number of shares of Common Stock equal to 40% of the portion of the merger consideration delivered to each such equityholder under the Merger Agreement. Accordingly, of the 6,681,175 shares of Common Stock issued to the Reporting Persons pursuant to the Merger Agreement, 2,672,467 shares are pledged to the Company for the benefit of such indemnitees and may not be transferred until the date that is the earlier of (i) September 7, 2022 and (ii) the date on which the specified indemnified matters pursuant to the Merger Agreement have been finally resolved, and either (x) no obligations are due and payable as a result thereof, or (y) all obligations have been paid to such indemnitees in full (the “Share Pledge”).

CUSIP No. 29415C 101	13D	Page 13 of 17 Pages

The Merger Agreement contemplates the issuance of an additional 2,000,000 shares of Common Stock (the “Earnout Shares”) to the former equityholders of Eos HoldCo pending the achievement (if any) of certain earnout targets pursuant to the terms of the Merger Agreement. Accordingly, if such earnout targets are achieved, then certain Earnout Shares will be issued to AltEnergy, AltEnergy I, AltEnergy II, AltEnergy V, AltEnergy VI, Bridge, Transmission, and Bridge II.

Subscription Agreements

According to the Issuer’s Current Report on Form 8-K, filed on November 20, 2020, on November 16, 2020, immediately prior to the Closing, the Company issued to a number of purchasers (each, a “PIPE Investor”) an aggregate of 4,000,000 shares of the Company’s Class A common stock (the “PIPE Shares”), for a purchase price of $10.00 per share and an aggregate purchase price of $40,000,000, pursuant to separate subscription agreements (each, a “Subscription Agreement”). Upon the Closing, all shares of the Company’s Class A common, including the PIPE Shares, were reclassified as shares of Common Stock.

Each of Bridge and Bridge II is a PIPE Investor and a party to a Subscription Agreement. Pursuant to their respective Subscription Agreements, Bridge acquired 74,250 PIPE Shares for an aggregate purchase price of $742,500.00, and Bridge II acquired 22,500 PIPE Shares for an aggregate purchase price of $225,000.00.

In accordance with the Subscription Agreements, the Issuer filed a registration statement registering the resale of the PIPE Shares, which was declared effective on November 20, 2020.

Registration Rights Agreement

Upon the Closing, the Company, on the one hand, and certain former equityholders of Eos HoldCo (including AltEnergy, AltEnergy I, AltEnergy II, AltEnergy V, AltEnergy VI, Bridge, Transmission, and Bridge II), on the other hand, entered into a registration rights agreement (the “Registration Rights Agreement”). Under the Registration Rights Agreement, the Company is required to, within forty-five (45) days after the Closing, file a registration statement registering the resale of all or any portion of the Common Stock issued as merger consideration under the Merger Agreement (the “Registrable Securities”). Holders of the Registrable Securities (including AltEnergy, AltEnergy I, AltEnergy II, AltEnergy V, AltEnergy VI, Bridge, Transmission, and Bridge II) will also have certain “piggy-back” registration rights with respect to registration statements and rights to require the Company to register for resale such securities pursuant to Rule 415 promulgated under the Securities Act of 1933, as amended. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

CUSIP No. 29415C 101	13D	Page 14 of 17 Pages

As part of the Registration Rights Agreement, holders of the Registrable Securities (including AltEnergy, AltEnergy I, AltEnergy II, AltEnergy V, AltEnergy VI, Bridge, Transmission, and Bridge II) agreed not to transfer any such Registrable Securities until the earlier of (A) one year after the Closing and (B) subsequent to the Closing, (x) if the last sale price of the Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing or (y) the date on which the Company completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of the Company’s common stock for cash, securities or other property.

Under the Registration Rights Agreement, the Company agreed to indemnify the holders of Registrable Securities (including AltEnergy, AltEnergy I, AltEnergy II, AltEnergy V, AltEnergy VI, Bridge, Transmission, and Bridge II) and certain persons or entities related to such stockholders against any losses or damages resulting from any untrue statement or omission of a material fact in any prospectus or prospectus supplement pursuant to which they sell registrable securities, unless the liability arose from their misstatement or omission. Such holders of Registrable Securities, in turn, agreed that if their Registrable Securities are included among the securities as to which registration, qualification or compliance is being effected, then such holders of Registrable Securities would indemnify the Company and certain persons or entities related to the Company against all losses caused by such holders’ misstatements or omissions in those documents.

Director Nomination Agreement

AltEnergy, AltEnergy I, AltEnergy II, AltEnergy V, AltEnergy VI, Bridge, Transmission, and Bridge II are parties to a Director Nomination Agreement, dated as of November 16, 2020 (the “Director Nomination Agreement”), by and among the Issuer, Eos OpCo, B. Riley Principal Sponsor Co. II, LLC, a Delaware limited liability company (“B. Riley”) and the other former equityholders of Eos HoldCo who were issued shares of Common Stock in connection with the Business Combination (collectively, the “Old Eos Equityholders”).

Pursuant to the Director Nomination Agreement, B. Riley and the Old Eos Equityholders have, among other things, the right to designate members to be appointed or nominated for election to the Company’s board of directors, in accordance with the terms and subject to the conditions set forth therein. The Director Nomination Agreement requires B. Riley and the Old Eos Equityholders not to cast any vote for any person not appointed, nominated or designated in accordance with the procedures set forth in the Director Nomination Agreement and not to grant any proxy or become party to any voting trust or other agreement or arrangement which is inconsistent with, conflicts with or violates any provision of the Director Nomination Agreement.

The foregoing descriptions of the Merger Agreement, the Subscription Agreements, the Registration Rights Agreement, and the Director Nomination Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements filed as exhibits to this Statement and incorporated herein by reference.

CUSIP No. 29415C 101	13D	Page 15 of 17 Pages

Item 5.	Interest in Securities of the Issuer

(a) and (b) The response of each Reporting Person to rows 7, 8, 9, 10, 11 and 13 of the cover pages of this Statement are incorporated by reference into this Item 5.

Of the 6,681,175 shares of Common Stock owned by the Reporting Persons that were issued pursuant to the Merger Agreement, 2,672,467 shares are subject to the Share Pledge. See the discussion of the Share Pledge set forth in Item 4, which is incorporated by reference into this Item 5.

Mr. Stidolph is the managing director of AltEnergy, the managing member of each of AltEnergy I, AltEnergy II, AltEnergy V, AltEnergy VI, Bridge, Transmission and Bridge II, and has voting and dispositive power with respect to the securities owned by AltEnergy I, AltEnergy II, AltEnergy V, AltEnergy VI, Bridge, Transmission and Bridge II. Mr. Stidolph disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein

By virtue of the fact that AltEnergy, AltEnergy I, AltEnergy II, AltEnergy V, AltEnergy VI, Bridge, Transmission, and Bridge II are a party to the Director Nomination Agreement, the Reporting Persons may be deemed to be a member of a “group”, as defined in Rule 13d-5 promulgated under the Exchange Act, with the other Old Eos Equityholders, B. Riley and/or certain of their affiliates. Pursuant to such definition, each of the Reporting Persons, the other Old Eos Equityholders, and B. Riley may be deemed to beneficially own the shares of Common Stock beneficially owned by each other solely for such purposes. Based on the Issuer’s Current Report on Form 8-K, filed on November 20, 2020, the 29,730,341 shares of Common Stock issued to the Old Eos Equityholders in the Business Combination, together with 7,740,234 shares of Common Stock beneficially owned by B. Riley and its affiliates, represent approximately 75.2% of the outstanding shares of Common Stock. None of the beneficial ownership data disclosed in this Statement includes any shares of Common Stock that the Reporting Persons may be deemed to beneficially own pursuant to their membership in any such Rule 13d-5 group, and the Reporting Persons disclaim beneficial ownership of any shares of Common Stock by virtue of any such Rule 13d-5 group.

(c) Except as reported in this Statement, none of the Reporting Persons has effected any transactions in the Issuer’s securities within the past 60 days.

(d)  Not applicable.

(e) Not applicable.

CUSIP No. 29415C 101	13D	Page 16 of 17 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth in Item 4 above is incorporated by reference into this Item 6.

Upon the Closing, the Company entered into indemnity agreements with each of its directors and executive officers, including Mr. Stidolph, who is a member of the Company’s board of directors (each, an “Indemnity Agreement”). Pursuant to Mr. Stidolph’s Indemnity Agreement, the Company is required to indemnify Mr. Stidolph for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by him in any action or proceeding arising out of his services as one of the Company’s directors or as a director or officer of any other company or enterprise to which Mr. Stidolph provides services at the Company’s request.

The foregoing description of the Indemnity Agreement is qualified in its entirety by the full text of the form of Indemnity Agreement, which is attached as an exhibit to this Statement and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit
A *	Joint Filing Agreement by and among the Reporting Persons
B†	Agreement and Plan of Merger, dated as of September 7, 2020 (the “Merger Agreement”), by and among the Company, BMRG Merger Sub, LLC, BMRG Merger Sub II, LLC, Eos Energy Storage LLC, New Eos Energy LLC and AltEnergy Storage VI, LLC (incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on September 8, 2020)
C	Form of Subscription Agreement (incorporated by reference to Exhibit 10.7 of the Issuer’s Current Report on Form 8-K filed with the SEC on November 20, 2020)
D	Registration Rights Agreement, dated November 16, 2020, by and among the Company and the securityholders party thereto (incorporated by reference to Exhibit 10.9 of the Issuer’s Current Report on Form 8-K filed with the SEC on November 20, 2020)
E	Director Nomination Agreement, dated as of November 16, 2020, by and among the Company, Eos Energy Storage LLC, B. Riley Principal Sponsor Co. II, LLC, and the other Company stockhkolders party thereto (incorporated by reference to Exhibit H to the Merger Agreement)
F	Form of Indemnity Agreement (incorporated by reference to Exhibit 10.13 of the Issuer’s Current Report on Form 8-K filed with the SEC on November 20, 2020)

†	Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

*	Filed herewith.

CUSIP No. 29415C 101	13D	Page 17 of 17 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 27, 2020

AltEnergy LLC

By:	/s/ Russell Sidolph
Russell Stidolph,
as senior managing director

AltEnergy Storage LLC

By:	/s/ Russell Sidolph
Russell Stidolph,
as senior managing director

AltEnergy Storage II LLC

By:	/s/ Russell Sidolph
Russell Stidolph,
as senior managing director

AltEnergy Storage V LLC

By:	/s/ Russell Sidolph
Russell Stidolph,
as senior managing director

AltEnergy VI LLC

By:	/s/ Russell Sidolph
Russell Stidolph,
as senior managing director

AltEnergy Storage Bridge LLC

By:	/s/ Russell Sidolph
Russell Stidolph,
as senior managing director

AltEnergy Transmission LLC

By:	/s/ Russell Sidolph
Russell Stidolph,
as senior managing director

AltEnergy Storage Bridge Phase II LLC

By:	/s/ Russell Sidolph
Russell Stidolph,
as senior managing director

Exhibit A

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing Statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this Statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein or therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: November 27, 2020

AltEnergy LLC

By:	/s/ Russell Sidolph
Russell Stidolph,
as senior managing director

AltEnergy Storage LLC

By:	/s/ Russell Sidolph
Russell Stidolph,
as senior managing director

AltEnergy Storage II LLC

By:	/s/ Russell Sidolph
Russell Stidolph,
as senior managing director

AltEnergy Storage V LLC

By:	/s/ Russell Sidolph
Russell Stidolph,
as senior managing director

AltEnergy VI LLC

By:	/s/ Russell Sidolph
Russell Stidolph,
as senior managing director

AltEnergy Storage Bridge LLC

By:	/s/ Russell Sidolph
Russell Stidolph,
as senior managing director

AltEnergy Transmission LLC

By:	/s/ Russell Sidolph
Russell Stidolph,
as senior managing director

AltEnergy Storage Bridge Phase II LLC

By:	/s/ Russell Sidolph
Russell Stidolph,
as senior managing director

/s/ Russell Sidolph
MR. RUSSELL SIDOLPH